Filed Pursuant to Rule 433
Registration No. 333-131885
May 23, 2006
PRICING TERM SHEET

Issuer:	Noble Corporation
Security Description:	Senior Notes due 2013
Distribution:	SEC Registered
Face:	$300,000,000
Gross Proceeds:	$299,742,000
Net Proceeds (before offering expenses):	$297,867,000
Coupon:	5.875%
Maturity:	June 1, 2013
Price to Public (Offering Price):	99.914%
Underwriting Discount:	0.625%
Treasury Benchmark:	UST 3.625% due May 15, 2013
US Treasury Price:	91-29 3/4%
US Treasury Yield	5.010%
Re-offer Yield:	5.890%
Spread to Treasury:	UST+88bps
Ratings:	Baa1/A-
Interest Payment Dates:	June 1 and December 1
Beginning:	December 1, 2006
Record Dates:	May 15 and November 15
Optional Redemption:	Make whole call @ TYield+15bps
Minimum Denomination:	$1,000 x $1,000
Trade Date:	May 23, 2006
Settlement Date:	May 26, 2006
Day Count Convention:	30/360
CUSIP:	G65422AA8
ISIN:	USG65422AA86
Bookrunning Manager:	Goldman, Sachs & Co.
Co-Manager:	Simmons & Company International
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.